

FEB 2 3 2012

Washington. DC 20549

12025096



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

No Act
12/23/11

DIVISION OF
CORPORATION FINANCE

February 23, 2012

Elizabeth A. Ising
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Re: Johnson & Johnson
        Incoming letter dated December 23, 2011

Act: _____1934_____

Section:_____

Rule: _____14a-8_____

Public
Availability:___2-23-12____

Dear Ms. Ising:

        This is in response to your letters dated December 23, 2011 and January 31, 2012 concerning the shareholder proposal submitted to Johnson & Johnson by David Almasi. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

                                        Sincerely,

                                        Ted Yu
                                        Senior Special Counsel

Enclosure

cc: David Almasi

February 23, 2012

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Johnson & Johnson
        Incoming letter dated December 23, 2011

        The proposal requests the board to prepare a report describing the policies, procedures and outcomes from the company's legislative and regulatory public policy advocacy activities.

        There appears to be some basis for your view that Johnson & Johnson may exclude the proposal under rule 14a-8(i)(11). We note that the proposal is substantially duplicative of a previously submitted proposal that will be included in Johnson & Johnson's 2012 proxy materials. Accordingly, we will not recommend enforcement action to the Commission if Johnson & Johnson omits the proposal from its proxy materials in reliance on rule 14a-8(i)(11). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Johnson & Johnson relies.

                                        Sincerely,

                                        Louis Rambo
                                        Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Elizabeth Ising
Direct +1 202.955.8287
Fax +1 202.530.9631
Elsing@gibsondunn.com

Client 45016-01913

January 31, 2012

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: *Johnson & Johnson*
       Supplemental Letter Regarding the Shareholder Proposal of David Almasi
       Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

On December 23, 2011, Johnson & Johnson (the "Company") submitted a letter (the "No-Action Request"), notifying the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission that the Company intends to omit from its proxy statement and form of proxy for its 2012 Annual Meeting of Shareholders (collectively, the "2012 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof received from David Almasi (the "Proponent"). The No-Action Request indicated our belief that the Proposal could be excluded from the 2012 Proxy Materials pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1) as well as pursuant to Rule 14a-8(i)(11) of the Securities Exchange Act of 1934, as amended.

We write supplementally to notify the Staff that after filing the No-Action Request, the Company received a letter via facsimile from the Proponent's broker, Pershing (a Depository Trust Company ("DTC") participant), attempting to verify the Proponent's ownership of Company shares (the "Broker Letter"). *See* Exhibit A. The Broker Letter was submitted to the Company 49 days after the Proponent received the Company's request for verification from the Proponent of his eligibility to submit the Proposal (the "Deficiency Notice"). Thus, the Broker Letter was not submitted to the Company within 14 days of the Proponent's receipt of the Deficiency Notice.

Moreover, in addition to being untimely, the Broker Letter is deficient because it did not include a written statement, as the Company explicitly advised in the Deficiency Notice was required, from Pershing verifying that, as of November 15, 2011 (the date the Proposal was submitted), the Proponent or Benjamin F. Edwards & Co. (the "Investment Advisor")

GIBSON DUNN

Office of Chief Counsel
Division of Corporation Finance
January 31, 2012
Page 2

continuously held the requisite number of Company shares for at least one year. Rather, the Broker Letter stated only that it was accompanied by "a year-end statement of the above-mentioned account for December 31, 2011," and that "Pershing acts as custodian for the assets reflected on this statement during the time period in question," presumably the period ending December 31, 2011. The Broker Letter included as an attachment the Proponent's brokerage statement for the period ending December 31, 2011. Thus, the Proponent has failed to satisfy Rule 14a-8 because the Proponent did not provide, with his original submission or in a timely response to the Company's Deficiency Notice, a written statement from a DTC participant verifying either the Proponent's or the Investment Advisor's continuous ownership of Company shares for the requisite time period.

Accordingly, based upon the foregoing information, and our arguments set forth in the No-Action Request, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2012 Proxy Materials.

* * *

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8287 or Douglas K. Chia, the Company's Assistant General Counsel and Corporate Secretary, at (732) 524-3292. Pursuant to Rule 14a-8(j), we have concurrently sent a copy of this correspondence to the Proponent.

Sincerely,

Elizabeth A. Ising

Enclosures

cc: Douglas K. Chia, Johnson & Johnson
      David Almasi

1012279632

GIBSON DUNN

EXHIBIT A

Pershing, LLC

Fax

To:	Douglas K. Chia	**From:**	Clarise Schaefer
Fax:	1-732-524-2185	**Pages:**	16 Including cover
Phone:	1-732-524-3292	**Date:**	01/13/2012
Re:	Benjamin F. Edwards & Co., Account No. OMB Memorandum DCF-16 ***		

☐ Urgent   X For Review   ☐ Please Comment   ☐ Please Reply   ☐ Please Recycle

● **Comments:**

Mr. Chia,

Attached is a copy of a signed letter regarding assets held for the above-referenced account.

Please contact me if you need additional information.

Best regards,

Clarise Schaefer
Paralegal

Pershing®

January 13, 2012

<u>Via Facsimile</u>
Johnson & Johnson
One Johnson & Johnson Plaza
New Brunswick, NJ 08933
Attn: Douglas K. Chia
      Corporate Secretary, Assistant General Counsel

       RE: Benjamin F. Edwards & Co.
              ***Account OMB Memorandum M-07-16 ***

Dear Mr. Chia:

Pershing is a clearing firm and in that capacity, Pershing provides brokerage execution, custody, clearance and investment products and services to brokerage firms and registered investment advisors ("RIAs"). The brokerage firms and RIAs that utilize Pershing's clearing services are referred to as "introducing firms."

Benjamin F. Edwards & Co. forwarded a request asking that Pershing, as custodian, provide Johnson & Johnson with certain information regarding one introduced account for Benjamin F. Edwards & Co.

Accompanied with this letter is a year-end statement of the above-mentioned account for December 31, 2011, reflecting the account balance, cash balance and listing of positions with market value and acquisition dates for securities held. The account number and owner's name for the account is reflected on the statement.

Pershing acts as custodian for the assets reflected on this statement during the time period in question. In addition, we would have mailed account statements on behalf of Benjamin F. Edwards & Co. as a part of our service.

Should you have any questions, please feel free to contact me directly at 201-413-2962.

Very truly yours,

Clarise Schaefer
Clarise Schaefer
Paralegal

➤
BNY MELLON

One Pershing Plaza, Jersey City, NJ 07399
www.pershing.com

Pershing LLC, a BNY Mellon company
Member FINRA, NYSE, SIPC

Pages 9 through 21 redacted for the following reasons:
- -
*** FISMA & OMB Memorandum M-07-16 ***

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Elizabeth Ising
Direct: +1 202.955.8287
Fax: +1 202.530.9631
Eising@gibsondunn.com

Client: 45016-01913

December 23, 2011

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: *Johnson & Johnson*
     Shareholder Proposal of David Almasi
     Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, Johnson & Johnson (the "Company"), intends to omit from its proxy statement and form of proxy for its 2012 Annual Meeting of Shareholders (collectively, the "2012 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof relating to lobbying report that the Company received from David Almasi (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2012 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if it elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

Brussels · Century City · Dallas · Denver · Dubai · Hong Kong · London · Los Angeles · Munich · New York
Orange County · Palo Alto · Paris · San Francisco · São Paulo · Singapore · Washington, D.C.

GIBSON DUNN

PROPOSAL

The Proposal states:

> Resolved: The shareholders request the Board of Directors prepare a report
> describing the policies, procedures and outcomes from the Company's
> legislative and regulatory public policy advocacy activities. The report,
> prepared at a reasonable cost and omitting proprietary information, should be
> published by November 2012. The report should:
>
> 1. Disclose the policies and procedures by which the Company identifies,
>   evaluates and prioritizes public policy issues of interest to the Company;
>
> 2. Disclose the outcomes of the Company's lobbying activities;
>
> 3. Describe how the outcomes affect the Company's business including the
>   impact on its reputation.

The Proposal's supporting statements indicate that the Proposal is concerned that the
Company's support, directly or through lobbying groups, "of controversial public
policy positions may adversely impact Johnson & Johnson's reputation." A copy of
the Proposal and related correspondence from the Proponent is attached to this letter
as Exhibit A

BASES FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be
excluded from the 2012 Proxy Materials pursuant to:

- Rule 14a-8(b) and Rule 14a-8(f)(1) because the Proponent failed to provide the
  requisite proof of continuous stock ownership in response to the Company's
  explicit and proper request for that information; and

- Rule 14a-8(i)(11) because the Proposal substantially duplicates another
  shareholder proposal previously submitted to the Company that the Company
  intends to include in the Company's 2012 Proxy Materials.

GIBSON DUNN

ANALYSIS

I.   **The Proposal May Be Excluded Under Rule 14a-8(b) And Rule 14a-8(f)(1) Because The Proponent Failed To Establish The Requisite Eligibility To Submit The Proposal.**

    A.   Background

The Proponent submitted the Proposal to the Company in a letter dated November 15, 2011, which the Company received on November 16, 2011. The Proponent's submission was deficient because it did not provide verification of the Proponent's ownership of the requisite number of Company shares from the record owner of those shares. Specifically, the Proponent, who is not a record owner, submitted a letter purporting to establish ownership of Company shares from Benjamin F. Edwards & Co. (the "Investment Advisor"), an investment advisor that is not a Depository Trust Company ("DTC") participant.

Accordingly, in a letter dated November 23, 2011, which was sent on that day via overnight delivery within 14 days of the date the Company received the Proposal, the Company notified the Proponent of the procedural deficiencies as required by Rule 14a-8(f) (the "Deficiency Notice"). In the Deficiency Notice, attached hereto as Exhibit B, the Company clearly informed the Proponent of the requirements of Rule 14a-8 and how it could cure the procedural deficiencies. Specifically, the Deficiency Notice stated:

- the ownership requirements of Rule 14a-8(b);

- that, according to the Company's stock records, the Proponent was not a record owner of sufficient shares;

- that the Company had not received proof of ownership from a DTC participant;

- that the Proponent must submit verification of the Proponent's ownership of the requisite number of Company shares from the record owner of those shares; and

- that the Proponent's response had to be postmarked or transmitted electronically no later than 14 calendar days from the date the Proponent received the Deficiency Notice.

The Deficiency Notice contained detailed instructions about how to obtain proof from a DTC participant if the Proponent's own broker or bank is not a DTC participant. Specifically, the Deficiency Notice stated:

GIBSON DUNN

> If your broker or bank is not on the DTC participant list, you will need to obtain a proof of ownership from the DTC participant through which your shares are held verifying that, as of the date the Proposal was submitted, you continuously held the requisite number of Company shares for at least one year. You should be able to find who this DTC participant is by asking your broker or bank. If your broker is an introducing broker, you may also be able to learn the identity and telephone number of the DTC participant through your account statements, because the clearing broker identified on your account statements will generally be a DTC participant. If the DTC participant knows your broker or bank's holdings, but does not know your holdings, you can satisfy paragraph (b)(2)(i) of the Rule by obtaining and submitting two proof of ownership statements verifying that, as of the date the Proposal was submitted, the required amount of securities was continuously held for at least one year – one from your broker or bank confirming your ownership, and the other from the DTC participant confirming the broker or bank's ownership.

The Deficiency Notice also included a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F (Oct. 18, 2011) ("SLB 14F"). The Company's records confirm delivery of the Deficiency Notice to the Proponent at 8:42 a.m. on November 25, 2011. *See* Exhibit C.

The Company received the Proponent's response to the Deficiency Notice on December 5, 2011. The Proponent's response contained a second letter from the Investment Advisor (the "Second Investment Advisor Letter") and a brokerage statement for the period ending October 31, 2011. The Second Investment Advisor Letter stated that it cleared its shares through Pershing LLC ("Pershing"), a DTC participant, and that "[o]ur DTC number is 0443." The Proponent's response did not include a letter, as the Company explicitly advised in the Deficiency Notice was required, from Pershing confirming the Investment Advisor's ownership of shares. *See* Exhibit D. As of the date of this letter, the Proponent has not provided such a letter.

B. Analysis

The Company may exclude the Proposal under Rule 14a-8(f)(1) because the Proponent failed to substantiate his eligibility to submit the Proposal under Rule 14a-8(b). Rule 14a-8(b)(1) provides, in part, that "[i]n order to be eligible to submit a proposal, [a shareholder] must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the shareholder] submit[s] the proposal." Staff Legal Bulletin No. 14 (Jul. 13, 2001) ("SLB 14")

GIBSON DUNN

specifies that when the shareholder is not the registered holder, the shareholder "is responsible for proving his or her eligibility to submit a proposal to the company," which the shareholder may do by one of the two ways provided in Rule 14a-8(b)(2). *See* Section C.1.c, SLB 14.

Further, the Staff recently clarified that these proof of ownership letters must come from the "record" holder of the Proponent's shares, and that only DTC participants are viewed as record holders of securities that are deposited at DTC. *See* SLB 14F. SLB 14F further provides:

> If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

Consistent with this guidance, the Company sent the Deficiency Notice to the Proponent in a timely manner, clearly identifying the deficiency and explaining that it could be corrected by providing verification of ownership from a DTC participant. However, the Second Investment Advisor Letter, sent in response to the Deficiency Notice, failed to correct the deficiency because it merely provided the name and "DTC number" of the Investment Advisor's DTC participant, Pershing. The Proponent also sent in response a brokerage statement for the period ending October 31, 2011. The Proponent did not provide, as required by SLB 14F, an affirmative verification *from* a DTC participant that either the Proponent or the Investment Advisor owns the requisite amount of Company shares.

The Investment Advisor, Benjamin F. Edwards & Co., is not on the list of DTC participants that is available on the DTC website at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf. According to the list of DTC participants, the "DTC number" that the Investment Advisor provided in the Second Investment Advisor Letter belongs to Pershing.

Based on the Second Investment Advisor Letter's statement that "we clear through Pershing" and on disclosure on the Investment Advisor's website,[1] the Investment Advisor is an

---

[1] The Investment Advisor's website states: "Benjamin F. Edwards & Co. contracted with Pershing LLC because of the company's solid platform of global capabilities, vast resources, and its strong and

GIBSON DUNN

introducing broker, which SLB 14F defines as:

> a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities. Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements.

SLB 14F indicates that "introducing brokers generally are not DTC participants." Therefore, they generally are not "record" holders for purposes of Rule 14a-8(b).

On numerous occasions prior to the release of SLB 14F, the Staff has taken a no-action position concerning a company's omission of shareholder proposals based on a proponent's failure to provide satisfactory evidence of eligibility under Rule 14a-8(b) and Rule 14a-8(f)(1). *See Yahoo! Inc.* (avail. Mar. 24, 2011) (concurring with the exclusion of a shareholder proposal under Rule 14a-8(b) and Rule 14a-8(f) and noting that "the proponent appears to have failed to supply, within 14 days of receipt of Yahoo!'s request, documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period as of the date that he submitted the proposal·as required by Rule 14a-8(b)"); *Cisco Systems, Inc.* (avail. Jul. 11, 2011); *I.D. Systems, Inc.* (avail. Mar. 30, 2011); *Amazon.com, Inc.* (avail. Mar. 29, 2011); *Alcoa Inc.* (avail. Feb. 18, 2009); *Qwest Communications International, Inc.* (avail. Feb. 28, 2008); *Occidental Petroleum Corp.* (avail. Nov. 21, 2007); *General Motors Corp.* (avail. Apr. 5, 2007); *Yahoo! Inc.* (avail. Mar. 29, 2007); *CSK Auto Corp.* (avail. Jan. 29, 2007); *Motorola, Inc.* (avail. Jan. 10, 2005), *Johnson & Johnson* (avail. Jan. 3, 2005); *Agilent Technologies* (avail. Nov. 19, 2004); *Intel Corp.* (avail. Jan. 29, 2004); *Moody's Corp.* (avail. Mar. 7, 2002).

Moreover, SLB 14 provides that "a shareholder's monthly, quarterly or other periodic investment statements" are insufficient to demonstrate continuous ownership of a company's securities. The Staff has consistently permitted companies to omit shareholder proposals pursuant to Rules 14a-8(f) and 14a-8(b) when proponents have attempted to use periodic brokerage statements to establish their ownership of company shares. *See IDA CORP, Inc.*

---

experienced management team. Pershing LLC, is a subsidiary of The Bank of New York Mellon Corporation, and provides trading and settlement services, operational support, and a recently enhanced technology platform to our financial consultants at Benjamin F. Edwards & Co."
http://www.benjaminfedwards.com/content.php?pageID=third_party.

GIBSON DUNN

(avail. Mar. 5, 2008) (concurring with the exclusion of a shareholder proposal and noting that despite the proponents' submission of monthly account statements, the proponents had "failed to supply. . . documentary support sufficiently evidencing that they satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b)"); *see also General Electric Co.* (avail. Dec. 19, 2008); *General Motors Corp.* (avail. Apr. 5, 2007); *EDA C Technologies Corp.* (avail. Mar. 28, 2007); *Sempra Energy* (avail. Dec. 23, 2004). Thus, the brokerage statement for the period ending October 31, 2011 is insufficient to demonstrate the Proponent's continuous ownership of the Company's securities.

In this case, the Proponent has failed to meet the proof of ownership requirements from the record holder of Company shares. The Proponent did not provide, with his original submission or in response to the Company's timely Deficiency Notice, a letter from a DTC participant confirming either the Proponent's ownership of Company shares or the Proponent's broker's ownership of Company shares, as described in the Deficiency Notice and in SLB 14F, a copy of which was sent with the Deficiency Notice. Accordingly, we ask that the Staff concur that the Company may exclude the Proposal under Rule 14a-8(b) and Rule 14a-8(f)(1).

II. The Proposal May Be Excluded Under Rule 14a-8(i)(11) Because It Substantially Duplicates Another Proposal That The Company Intends To Include In Its Proxy Materials.

Rule 14a-8(i)(11) provides that a shareholder proposal may be excluded if it "substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting." The Commission has stated that "the purpose of [Rule 14a-8(i)(11)] is to eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other." Exchange Act Release No. 12999 (Nov. 22, 1976).

The standard for determining whether proposals are substantially duplicative is whether the proposals present the same "principal thrust" or "principal focus." *Pacific Gas & Electric Co.* (avail. Feb. 1, 1993). A proposal may be excluded as substantially duplicative of another proposal despite differences in terms or breadth and despite the proposals requesting different actions. *See, e.g., Wells Fargo & Co.* (avail. Feb. 8, 2011) (concurring that a proposal seeking a review and report on the company's loan modifications, foreclosures and securitizations was substantially duplicative of a proposal seeking a report that would include "home preservation rates" and "loss mitigation outcomes," which would not necessarily be covered by the other proposal); *Chevron Corp.* (avail. Mar. 23, 2009, *recon. denied*

Apr. 6, 2009) (concurring that a proposal requesting that an independent committee prepare a report on the environmental damage that would result from the company's expanding oil sands operations in the Canadian boreal forest was substantially duplicative of a proposal to adopt goals for reducing total greenhouse gas emissions from the company's products and operations); *Ford Motor Co. (Leeds)* (avail. Mar. 3, 2008) (concurring that a proposal to establish an independent committee to prevent Ford family shareholder conflicts of interest with non-family shareholders substantially duplicated a proposal requesting that the board take steps to adopt a recapitalization plan for all of the company's outstanding stock to have one vote per share).

On November 11, 2011, before the November 16, 2011 date upon which the Company received the Proposal, the Company received a proposal from Walden Asset Management (the "Walden Proposal"). *See* Exhibit E. The Walden Proposal requests in relevant part that "the Board authorize the preparation of a report, updated annually, disclosing:

1. Company policy and procedures governing the lobbying of legislators and regulators, including that done on our company's behalf by trade associations. The disclosure should include both direct and indirect lobbying and grassroots lobbying communications.

2. A listing of payments (both direct and indirect, including payments to trade associations) used for direct lobbying as well as grassroots lobbying communications, including the amount of the payment and the recipient.

3. Membership in and payments to any tax-exempt organization that writes and endorses model legislation.

4. Description of the decision making process and oversight by the management and Board for

   a. direct and indirect lobbying contribution or expenditure;
   b. payment for grassroots lobbying expenditure."

The Company intends to include the Walden Proposal in its 2012 Proxy Materials. Furthermore, the Proposal and the Walden Proposal have the same principal thrust or principal focus, as evidenced by the fact that they each request that the Company prepare a report on the Company's lobbying activities. In addition:

- The Proposal and the Walden Proposal both express concern about possible reputational risks posed by the Company's lobbying activities. Specifically, the

GIBSON DUNN

> Proposal states that its requested report should "[d]escribe how the outcomes [of the Company's lobbying activities] affect the Company's business including the impact on its reputation." Similarly, the Walden Proposal states that "questionable lobbying activity may pose risks to our company's reputation when controversial positions are embraced."

- Both proposals request disclosure of the Company's lobbying policies and procedures. For example, the Proposal requests disclosure of the "policies and procedures by which the Company identifies, evaluates and prioritizes public policy issues of interest to the Company." Similarly, the Walden Proposal requests disclosure of the Company's "policy and procedures governing the lobbying of legislators and regulators," and further requests a "[d]escription of the decision making process" concerning both lobbying and grassroots expenditures.

Although the Proposal and the Walden Proposal differ in their precise terms and breadth, the principal thrust of each concerns the production of a report on the Company's lobbying activities. Therefore, the Proposal substantially duplicates the earlier received Walden Proposal.

The Staff has concurred that similar proposals are substantially duplicative where, as was argued in *Ford Motor Co.* (avail. Feb. 19, 2004), "the terms and the breadth of the two proposals are somewhat different, [but] the principal thrust and focus are substantially the same." In *Bank of America Corp.* (avail. Feb. 14, 2006) Bank of America received a proposal requesting a semi-annual report disclosing its "policies and procedures for political contributions" and its contributions made to various political entities. Subsequently, it received a proposal requesting that it publish, in various newspapers, a report containing "a detailed statement of each political contribution made" in the preceding fiscal year. Even though the specific terms and means of disclosure varied between the proposals, the company argued that the "core issue of both Proposals is substantially the same—disclosure of corporate political contributions." The Staff granted the requested no-action letter. *See also FedEx Corp.* (avail. Jul. 21, 2011) (permitting exclusion of a proposal requesting an annual report and advisory shareholder vote on political contributions as substantially similar to another proposal requesting a semi-annual report detailing expenditures used to participate in political campaigns and the formal policies for such expenditures).

Likewise, in *Ford Motor Co. (Lazarus)* (avail. Feb. 15, 2011) the Staff permitted the exclusion of a proposal requesting a semi-annual report detailing political contribution expenditures as substantially similar to an earlier proposal requesting the publication of a yearly report detailing political expenditures be published in certain major newspapers. *See*

also Merck and Co., Inc. (avail. Jan. 10, 2006) (permitting the exclusion of a proposal requesting that the company "adopt a policy that a significant portion of future stock option grants to senior executives shall be performance-based" because it was substantially duplicative of a prior proposal requesting that "the Board of Directors take the necessary steps so that NO future NEW stock options are awarded to ANYONE"); *Abbott Laboratories* (avail. Feb. 4, 2004) (permitting exclusion of a proposal requesting limitations on all salary and bonuses paid to senior executives as substantially similar to earlier proposal requesting that board of directors adopt a policy prohibiting future stock option grants to senior executives); *Siebel Systems, Inc.* (avail. Apr. 15, 2003) (permitting the exclusion of proposal requesting that the board "adopt a policy that a significant portion of future stock option grants to senior executives shall be performance-based" because it substantially duplicated a prior proposal requesting that the company "adopt and disclose in the Proxy Statement, an 'Equity Policy' designating the intended use of equity in management compensation programs"); *Wal-Mart Stores, Inc.* (avail. Apr. 3, 2002) (permitting the exclusion of a proposal requesting a report on gender equality in employment at Wal-Mart because the proposal substantially duplicated another proposal requesting a report on affirmative action policies and programs addressing both gender and race). Consistent with the above precedent, the Proposal and the Walden Proposal, although differing in their specific terms, share the same principal thrust and focus: producing a report on the Company's lobbying activities.

Finally, there is a risk that the Company's shareholders may be confused if asked to vote on both the Proposal and the Walden Proposal. If both proposals are included in the Company's 2012 Proxy Materials, shareholders could assume incorrectly that there must be substantive differences between the two proposals. If shareholders voted for both proposals, the Company would not know if it was being asked to produce one or two reports on lobbying activities. As noted above, the purpose of Rule 14a-8(i)(11) "is to eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other." Exchange Act Release No. 12999 (Nov. 22, 1976). Thus, consistent with the Staff's previous interpretations of Rule 14a-8(i)(11), the Company believes that the Proposal may be excluded as substantially duplicative of the Walden Proposal.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2012 Proxy Materials.

GIBSON DUNN

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8287 or Douglas K. Chia, the Company's Assistant General Counsel and Corporate Secretary, at (732) 524-3292.

Sincerely,

Elizabeth A. Ising

Enclosures

cc: Douglas K. Chia, Johnson & Johnson
        David Almasi

101202498.6

GIBSON DUNN

<u>**EXHIBIT A**</u>

DAVID ALMASI



November 15, 2011

Douglas K. Chia
Corporate Secretary, Assistant General Counsel
Johnson & Johnson
One Johnson & Johnson Plaza
New Brunswick, NJ 08933

RECEIVED
NOV 1 6 2011
DOUGLAS CHIA

Dear Mr. Chia:

I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Johnson &
Johnson (the "Company") proxy statement to be circulated to Company shareholders in
conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule
14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's
proxy regulations.

I, David Almasi, with my wife, Nancy Almasi, own 37 (thirty-seven) shares of the Company's
common stock that have been held continuously for more than a year prior to this date of
submission. Nancy and I intend to hold the shares through the date of the Company's next
annual meeting of shareholders. Proof of ownership is attached.

If you have any questions or wish to discuss the Proposal, I can be reached at
Copies of correspondence or a request for a "no-action" letter should be forwarded to Mr. David
Almasi,

Sincerely,

David Almasi

Attachments: Shareholder Proposal – Lobbying Report
               Proof of Continuous Ownership

Lobbying Report

Resolved: The shareholders request the Board of Directors prepare a report describing the policies, procedures and outcomes from the Company's legislative and regulatory public policy advocacy activities. The report, prepared at a reasonable cost and omitting proprietary information, should be published by November 2012. The report should:

1. Disclose the policies and procedures by which the Company identifies, evaluates and prioritizes public policy issues of interest to the Company;

2. Disclose the outcomes of the Company's lobbying activities;

3. Describe how the outcomes affect the Company's business including the impact on its reputation.

Supporting Statement

As long-term shareholders of Johnson & Johnson, we support transparency and accountability regarding the Company's public policy activities.

Disclosure of company policies, procedures and outcomes of its public policy activities is in the best interest of the Company and shareholders. Absent a system of accountability, assets could be used in support of public policy objectives not in the Company's long-term interest.

The company is a member of the Pharmaceutical Research and Manufacturers of America Association ("PhRMA"). PhRMA conducted a multi-million dollar advertising campaign that contributed to passage of the Patient Protection and Affordable Care Act (PPACA), also known colloquially as "ObamaCare," which increases the federal government's involvement in sales of health care services and products, including Company products.

PPACA will affect Johnson & Johnson. The law includes a $2.3 billion annual tax on the pharmaceutical industry that will be assessed on companies based on its share of sales.

According to a report by the Advanced Medical Technology Association, the 2.3 percent excise tax on medical devices included in PPACA will lead to about 43,000 job losses in the U.S.

Johnson & Johnson is a member of the United States Climate Action Partnership, a lobbying group that advocates for national laws such as cap-and-trade to reduce greenhouse gas emissions.

Cap-and-trade has been controversial, in part because economic studies report it would increase energy prices, decrease economic growth and increase unemployment. Greenhouse gas regulations do not appear to be a core business issue for the company.

PPACA and cap-and-trade legislation are controversial. Support of controversial public policy positions may adversely impact Johnson & Johnson's reputation.

A public opinion poll conducted by the National Center for Public Policy Research and FreedomWorks found Johnson & Johnson's public policy advocacy harmed the company's reputation. For example, the company's favorability among conservatives fell from 69 percent to 19 percent and from 60 percent to 8 percent among Tea Party activists after they were informed of the company's lobbying for PPACA and cap-and-trade. A Wall Street Journal story, "Tea-Party Attacks Put GE on Defense," described the problem Tea Party activists are causing General Electric because of the company's public policy advocacy.

Johnson & Johnson allocates significant resources to public policy advocacy. Shareholders have a right to know the policies that dictate the company's public policy positions and the legislative and regulatory outcomes of its lobbying activities.



BENJAMIN F. EDWARDS & CO.
INVESTMENTS for GENERATIONS

400 South County Farm Road
Wheaton, Illinois 60187
Telephone 630-871-2673
Toll Free 877-582-8070
Facsimile 630-871-2640
benjaminfedwards.com
Member of SIPC Member of FINRA

November 15, 2011

Douglas K. Chia
Corporate Secretary, Assistant General Counsel
One Johnson & Johnson Plaza
New Brunswick, NJ 08933

Dear Mr. Douglas,

Benjamin F. Edwards & Co. holds 57 shares of Johnson & Johnson Corporation common stock beneficially for David & Nancy Almasi. The shares of the company stock held by Benjamin F. Edwards & Co. have been beneficially owned by David & Nancy Almasi continuously for more than one year. These shares were purchased from October 12, 2003 through November 12, 2010 and Benjamin F. Edwards & Co. continues to hold the said stock.

Please contact me if there are any questions regarding this matter.

Sincerely,

David W. Hanson, CFP
Managing Director-Investments
Benjamin F. Edwards & Co.

GIBSON DUNN

EXHIBIT B

Johnson-Johnson

DOUGLAS K. CHIA
ASSISTANT GENERAL COUNSEL
CORPORATE SECRETARY

ONE JOHNSON & JOHNSON PLAZA
NEW BRUNSWICK, NJ 08933-0026
(732) 524-3292
FAX: (732) 524-2185
DCHIA@ITS.JNJ.COM

November 23, 2011

<u>VIA FEDERAL EXPRESS</u>

Mr. David Almasi

FISMA & OMB Memorandum M-07-16

Dear Mr. Almasi:

This letter acknowledges receipt by Johnson & Johnson (the "Company") on November 16, 2011 of the shareholder proposal submitted by you regarding disclosure of the Company's lobbying policies and procedures under Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Rule"), for consideration at the Company's 2012 Annual Meeting of Shareholders (the "Proposal"). Please be advised that you must comply with all aspects of the Rule with respect to your shareholder proposal. The Proposal contains certain procedural deficiencies, which Securities and Exchange Commission ("SEC") regulations require us to bring to your attention.

The Company's stock records do not indicate that you are the record owner of Company shares, and to date, we have not received proof that you have satisfied the Rule's ownership requirements. Specifically, we have not received proof of ownership from a Depository Trust Company participant. To remedy this defect, please furnish to us, within 14 days of your receipt of this letter, sufficient proof that you, David Almasi, have continuously held at least $2,000 in market value, or 1%, of Johnson & Johnson securities entitled to be voted on the Proposal at the 2012 Annual Meeting for at least one year as of the date you submitted the Proposal, as required by paragraph (b)(1) of the Rule. As explained in paragraph (b) of the Rule, sufficient proof may be in the form of:

- a written statement from the "record" holder of your shares (usually a broker or a bank) verifying that, as of the date the Proposal was submitted, you continuously held the requisite number of Company shares for at least one year; or

- if you have filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the requisite number of shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership

1

level and a written statement that you continuously held the requisite number of Company shares for the one-year period.

If you plan to use a written statement from the "record" holder of your shares as your proof of ownership, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a security depository. (DTC is also known through the account name of Cede & Co.) Under SEC Staff Legal Bulletin No. 14F, only DTC participants are viewed as "record" holders of securities that are deposited at DTC. You can confirm whether a particular broker or bank is a DTC participant by asking your broker or bank or by checking DTC's participant list, which is currently available on the Internet at:
http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

Shareholders need to obtain proof of ownership from the DTC participant through which their securities are held, as follows:

- If your broker or bank is a DTC participant, then you need to submit a written statement from your broker or bank verifying that, as of the date the Proposal was submitted, you continuously held the requisite number of Company shares for at least one year.

- If your broker or bank is not on the DTC participant list, you will need to obtain a proof of ownership from the DTC participant through which your shares are held verifying that, as of the date the Proposal was submitted, you continuously held the requisite number of Company shares for at least one year. You should be able to find who this DTC participant is by asking your broker or bank. If your broker is an introducing broker, you may also be able to learn the identity and telephone number of the DTC participant through your account statements, because the clearing broker identified on your account statements will generally be a DTC participant. If the DTC participant knows your broker or bank's holdings, but does not know your holdings, you can satisfy paragraph (b)(2)(i) of the Rule by obtaining and submitting two proof of ownership statements verifying that, as of the date the Proposal was submitted, the required amount of securities was continuously held for at least one year -- one from your broker or bank confirming your ownership, and the other from the DTC participant confirming your broker or bank's ownership.

The SEC's rules require that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at Johnson & Johnson, One Johnson & Johnson Plaza, New Brunswick, NJ 08933, Attention: Corporate Secretary. Alternatively, you may send your response to me via facsimile at (732) 524-2185 or via e-mail at *dchia@its.jnj.com*. For your convenience, a copy of the Rule and SEC Staff Legal Bulletin No. 14F is enclosed.

2

In the interim, you should feel free to contact either my colleague, Lacey Elberg, Assistant Corporate Secretary, at (732) 524-6082 or me at (732) 524-3292 if you wish to discuss the Proposal or have any questions or concerns that we can help to address.

Very truly yours,

Douglas K. Chia

cc: L. P. Elberg, Esq.

Enclosures

3

Rule 14a-8 — Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

   i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

   ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

A.   A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

B.   Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

C.   Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c.   Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d.   Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e.   Question 5: What is the deadline for submitting a proposal?

1.   If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10- Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 of the Investment Company Act of 1940. [Editor's note: This section was redesignated as Rule 30e-1. See 66 FR 3734, 3759, Jan. 16, 2001.] In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

2.   The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and sends its proxy materials.

3.   If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and sends its proxy materials.

f.   Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

1.   The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied,

such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

1. Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

2. If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization:

Note to paragraph (i)(1)

Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

---

2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2)

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

---

3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;

7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

8. Relates to election: If the proposal

    i. Would disqualify a nominee who is standing for election;

    ii. Would remove a director from office before his or her term expired;

    iii. Questions the competence, business judgment, or character of one or more nominees or directors;

    iv. Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

    v. Otherwise could affect the outcome of the upcoming election of directors.

9. Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (i)(9)

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

---

10. Substantially implemented: If the company has already substantially implemented the proposal;

Note to paragraph (i)(10)

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a-21(b) of this chapter a single year (i.e., one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a-21(b) of this chapter.

---

11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

    i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;

    ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

    iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

2. The company must file six paper copies of the following:

    i.   The proposal;

    ii.   An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

    iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

    1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

    2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

    1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

    2. However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti- fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating

the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

3. We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

     i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

     ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.



U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;

- Common errors shareholders can avoid when submitting proof of ownership to companies;

- The submission of revised proposals;

- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and

- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following

bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule

14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

> *How can a shareholder determine whether his or her broker or bank is a DTC participant?*

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[2]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full

one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents.

We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

---

[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC

participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden*, 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.,* Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm

GIBSON DUNN

EXHIBIT D

David Almasi

Fax

Date: December 5, 2011

Attn: Douglas K. Chia

Company: Johnson & Johnson

From: David Almasi

Phone Number: ***FISMA & OMB Memorandum M-07-16***

Total Pages Including Cover: 4

Urgent ☑   Reply ASAP ☐   Please Comment ☐   Please Review ☐   For Your Information ☐

Comments:

Attached is my proof of ownership regarding the shareholder proposal that has been submitted, including a letter from Benjamin F. Edward + Co. and a copy of the most recent available financial statement documenting my purchase of Johnson + Johnson stock.

Please contact me if you have any questions



BENJAMIN F. EDWARDS & CO.
INVESTMENTS for GENERATIONS

400 South County Farm Road
Wheaton, Illinois 60187
Telephone 630-871-2673
Toll Free 877-692-8076
Facsimile 630-871-2849
benjaminfedwards.com
Member of SIPC Member of FINRA

December 5, 2011

Douglas K. Chia
Corporate Secretary, Assistant General Counsel
One Johnson & Johnson Plaza
New Brunswick, NJ 08933

Dear Mr. Douglas,

Benjamin F. Edwards & Co holds 37 shares of Johnson & Johnson Corporation common stock
beneficially for David & Nancy Almasi. The shares of the company stock held by Benjamin F. Edwards &
Co. have been beneficially owned by David & Nancy Almasi continuously for more than one year prior
to the submission of its resolution. These shares were purchased from October 12, 2003 through
November 12, 2010 and Benjamin F. Edwards & Co. continues to hold the said stock. Our DTC number is
0443 and we clear through Pershing.

Please contact me if there are any questions regarding this matter.

Sincerely,

David W. Hanson, CFP
Managing Director-Investments
Benjamin F. Edwards & Co.

Pages 65 through 66 redacted for the following reasons:
- -

GIBSON DUNN

<u>EXHIBIT E</u>

 **Walden Asset Management**
Investing for social change since 1975



November 9, 2011

Mr. Douglas K. Chia
Corporate Secretary
Johnson & Johnson
One Johnson & Johnson Plaza
New Brunswick, NJ 08933

Dear Mr. Chia:

Walden Asset Management holds at least 300,000 shares of Johnson & Johnson on behalf of clients who ask us to integrate environmental, social and governance analysis (ESG) into investment decision-making. Walden Asset Management, a division of Boston Trust & Investment Management Company, is an investment manager with $2 billion in assets under management. We are pleased to be a long-term owner of Johnson & Johnson stock.

Our concern has been heightened by discussions with companies who explain they do not see it as the responsibility of a Board member to challenge the Chamber or other trade associations on policies or programs with which they disagree.

We believe this is a failure in governance.

Thus Walden Asset Management is filing this resolution with Johnson & Johnson seeking a review of your lobbying disclosure, policies and practices. We look forward to a constructive dialogue as we had in the past on this important topic.

We are filing the enclosed shareholder proposal with for inclusion in the 2012 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934 and we consider Walden Asset Management as the primary filer. We are the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of the above mentioned number of Johnson & Johnson shares. Walden Asset Management will act as the primary filer.

We have been a shareholder for more than one year holding over $2,000 of Johnson & Johnson shares and will hold at least $2,000 of Johnson & Johnson stock through the next annual meeting. Verification of our ownership position will be provided on request by our sub-custodian who is a DTC participant. A representative of the filers will attend the stockholders' meeting to move the resolution as required by SEC rules.

We look forward to a meaningful dialogue with top management on this matter.

A Division of Boston Trust & Investment Management Company
One Beacon Street   Boston, Massachusetts 02108   617.726.7250 or 800.282.8782   fax: 617.227.3664



Sincerely,

Timothy Smith
Senior Vice President

Encl. Resolution Text

Request for Disclosure of Lobbying Policies and Practices

Whereas, businesses, like individuals, have a recognized legal right to express opinions to legislators and regulators on public policy matters.

It is important that our company's lobbying positions, as well as processes to influence public policy, are transparent. Public opinion is skeptical of corporate influence on Congress and public policy and questionable lobbying activity may pose risks to our company's reputation when controversial positions are embraced. Hence, we believe full disclosure of Johnson & Johnson's policies, procedures and oversight mechanisms is warranted.

Resolved, the shareholders of Johnson & Johnson request the Board authorize the preparation of a report, updated annually, disclosing:

1. Company policy and procedures governing the lobbying of legislators and regulators, including that done on our company's behalf by trade associations. The disclosure should include both direct and indirect lobbying and grassroots lobbying communications.

2. A listing of payments (both direct and indirect, including payments to trade associations) used for direct lobbying as well as grassroots lobbying communications, including the amount of the payment and the recipient.

3. Membership in and payments to any tax-exempt organization that writes and endorses model legislation.

4. Description of the decision making process and oversight by the management and Board for

   a. direct and indirect lobbying contribution or expenditure;
   b. payment for grassroots lobbying expenditure.

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation, (b) reflects a view on the legislation and (c) encourages the recipient of the communication to take action with respect to the legislation.

Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.

The report shall be presented to the Audit Committee of the Board or other relevant oversight committees of the Board and posted on the company's website.

Supporting Statement

As shareholders, we encourage transparency and accountability on the use of staff time and corporate funds to influence legislation and regulation both directly and indirectly as well as grassroots lobbying initiatives. We believe such disclosure is in shareholder's best interests. Absent a system of accountability, company assets could be used for policy objectives contrary to a company's long-term interests posing risks to the company and shareholders.

For example, a company may lobby directly or through a trade association to weaken the Foreign Corrupt Practices Act, or stop the EPA from regulating climate change or trying to limit the Consumer Finance Protection Bureau.

Company funds of approximately $12.9 million from July 1, 2010 to June 30, 2011 supported direct federal lobbying activities, according to disclosure reports. (*U.S. Senate Office of Public Records*)This figure may not include grassroots lobbying to directly influence legislation by mobilizing public support or opposition. Also, not all states require disclosure of lobbying expenditures to influence legislation or regulation.

We encourage our Board to require comprehensive disclosure related to direct, indirect and grassroots lobbying.